Vyteris, Inc.
13-01 Pollitt Drive
Fair Lawn, New Jersey 07410
P (201) 703 2299 F (201) 703 2295
www.vyteris.com

June 10, 2008

Ms. Sonia Barros
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Registration Statement No. 333-148343 of Vyteris, Inc. (“Registrant”)
on Form S-3, as amended

Dear Ms. Barros:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:30 p.m., Eastern Standard Time, on June 11, 2008 or as soon as practicable thereafter.

In addition, the Registrant hereby acknowledges the following:

●
should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.

We would be grateful if you would fax notice of the effectiveness of the Registration Statement to our counsel, Jolie Kahn, Esq., at (866) 705-3071.

Very truly yours,

/s/ Donald Farley
Donald Farley
Executive Chairman

cc:   Jolie Kahn, Esq.